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SEC FILE NUMBER
1-13589

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Prime Group Realty Trust

Full Name of Registrant
N/A

Former Name if Applicable

77 West Wacker Drive, Suite 3900

Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60601

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to file its Form 10-Q for the third quarter ended September 30, 2008 in a timely manner without unreasonable effort and expense because the Registrant is in the process of reviewing certain disclosures in the Form 10-Q in response to a comment letter received from the SEC in September 2008 to its Form 10-K for the year ended December 31, 2007 and its Form 10-Q for the quarter ended June 30, 2008.

The SEC comments relate to the classification of certain items in our consolidated statement of cash flows, the classification of a payment made to one of the former owners of Continental Towers and the calculation of gain in our sale of 12 floors at 330 N. Wabash Avenue raised in the SEC comment letter. Although these comments were made with respect to our 2007 10-K and our 2nd quarter 10-Q, they may impact the presentation of our financial statements in our Form 10-Q for the quarter ended September 30, 2008. We have responded to the SEC’s initial comments and we received a second comment letter with additional comments. We responded to the second comment letter promptly. Any change to our financial statements based on the resolution of the SEC’s comments may only impact the presentation of our financial statements and would not impact revenue from operations or cash flows for any periods.

Due to the potential impact on the presentation of our financial statements in our Form 10-Q for the quarter ended September 30, 2008, the Registrant will delay the filing of that Form 10-Q until the resolution of the comments raised by the SEC. The Registrant anticipates that it will be able to file its Form 10-Q for the quarter ended September 30, 2008 within several weeks of the resolution of the comments raised in the SEC letter, although there can be no assurances that the foregoing time frames will be met.

At this time, the Registrant is unable to represent that the subject quarterly report on Form 10-Q for the quarter ended September, 2008 will be filed on or before the fifth calendar day following its prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul G. Del Vecchio	(312)	917-8781
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-K/A Amendment No. 1 for the fiscal year ended December 31, 2007

Form 10-Q/A Amendment No. 1 for the quarter ended March 31, 2008

Form 10-Q/A Amendment No. 1 for the quarter ended June 30, 2008

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prime Group Realty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2008	By	/s/ JEFFREY A. PATTERSON

Jeffrey A. Patterson
President and Chief Executive Officer